

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 10, 2014

Via E-mail
Stephen R. Talbert
President and CEO
Bank of the Carolinas Corporation
135 Boxwood Village Drive
Mocksville, NC 27028

> **Re:** **Bank of the Carolinas Corporation**
> **Registration Statement on Form S-1**
> **Filed August 15, 2014**
> **File No. 333-198184**
> **Amendment No. 1 to Form 10-K for**
> **Fiscal Year Ended December 31, 2013**
> **Filed May 16, 2014**
> **File No. 000-52195**

Dear Mr. Talbert:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-1

Prospectus Summary, page 1

Recapitalization, page 3

1.	We note that market price for your common stock appears to have been considerably higher than $0.10 per share immediately preceding your private placement. Please revise to disclose why and how you choose to conduct your private placement at $0.10 per share and discuss why you chose this form of financing as well as whether you considered other financing options. In addition, add the disclosure regarding your use of the proceeds from the last 2 paragraphs in the section, "Recent Sales of Unregistered Securities" on page II-2.

Regulatory Matters, page 3

2.   Revise the last paragraph on page 5 to indicate whether management believes they are in compliance with the Written Agreement itself or otherwise describe any non-compliance.

Blue Sky, page 22

3.   Revise to clarify whether sales on the OTCQB are subject to the Blue Sky laws, disclose which parties are responsible for complying with any Blue Sky law restrictions, and briefly describe how holders can determine the restrictions in their state.

Security Ownership of Certain Beneficial Owners and Management, page 30

4.   We note that TFO Financial Institutions Restructuring Fund II LLC ("TFO Financial") is listed as the beneficial owner of 44,953,688 shares, or 9.73%, of your common stock. However we are unable to find a Schedule 13 filed on their behalf. Please inquire such that TFO Financial files the apparently required Schedule 13 or revise to remove the TFO Financial shares from your registration statement.

Selling Shareholders, page 32

5.   Revise the second paragraph to disclose whether or not any sellers have had "any position, office, or other material relationship with the company or its affiliates in the last three years. In addition, revise the penultimate sentence to indicate while all shares are being offered, not all may be sold as all the shares listed in the table are being offered.

6.   Refer to your third paragraph on page 32. Please revise to state without qualifying your disclosure as to the source of information that "except as noted in the footnotes below, none of the selling shareholders are broker-dealers or affiliated with broker-dealers." If you are unable to do so, we may have further comment.

7.   We note your disclosure in footnotes (2) and (3) that the natural persons with voting and dispositive power for both Allstate Insurance Company and Allstate Life Insurance Company include Peruvemba Satish (emphasis added). Please confirm that no other person or persons have voting and/or dispositive powers over the securities in addition to Mr. Satish or revise to disclose all such individuals.

8.   We note your disclosure in footnotes (6) and (33) that Bridge Equities III, LLC and Mendon Capital Master Fund Ltd., respectively, are entitled to appoint one member each to your Board of Directors. Please advise as to the status of these appointments.

9.   We note that Bridge Equities III, LLC is the holder of 37,535,688 shares yet is not listed on the Beneficial Ownership table. Please revise or advise. We also note that EJF Capital and RMB Capital Management are not listed as sellers and FJ Capital Management only lists holding 2.4 million shares. Please revise to include with all shares owned or revise the notes to indicate any related party that is listing for sale any of their beneficially owned shares.

10.   Please revise to add totals to the bottom of the columns on the Table.

Plan of Distribution, page 38

11.   Please revise your disclosure in the last paragraph on page 40 to more completely describe the "certain liabilities" that you "will indemnify the selling shareholders against."

12.   Please revise the last paragraph on page 39 to indicate a post-effective amendment will be filed. See your Undertaking (1) (iii) on page II-7.

Part II. Information Not Required in Prospectus

Recent Sales of Unregistered Securities, page II-2

13.   Provide the staff with the details and amounts of the other costs associated with the private placement. In this regard, we note the gross and net proceeds as well as the placement fee and the advisory fee, however, advise us of the approximate $6.4 million in other costs.

Exhibit Index

14.   Please revise to include a legal opinion with your next amendment.

Exhibit Number 23.01

15.   Please revise the consent to include the original issuance date of the independent accountant's report and the dual date resulting from the restatement of the financial statements.

Amendment No. 1 to Form 10-K for Fiscal Year Ended December 31, 2013

Item 8. Financial Statements and Supplementary Data, page 43

16.   Please have the independent accounting firm revise its report to include an explanatory paragraph referencing the restatement of the company's 2013 financial statements. Refer to paragraph 9 of Auditing Standard 6.

Note 19. Explanatory Note – Restatement of Prior Financial Statements, page 86

17.   Please revise this footnote to include the disclosure requirements of ASC 250-10-50, including quantification of the effect of the restatement on each effected line item in the financial statements and any per share amounts affected. Also, consider the need to provide similar disclosures in the MD&A along with a narrative of the effects of the restatement on the previously issued financial statements.

Item 9A. Controls and Procedures, page 88

18.   Please tell us how management considered the restatement of the 2013 financial statements in determining that the disclosure controls and procedures over financial reporting were effective at December 31, 2013.

19.   Please tell us why it does not appear that management considered the facts and circumstances surrounding the restatement of the 2013 financial statements as a material weakness in the company's disclosure controls and procedures over financial reporting given that it appears the restatement increased the reported net loss by approximately 70%.

Item 11. Executive Compensation, page 92

20.   Please tell us why you have not disclosed executive compensation information for Harry E. Hill who you identified as a named executive officer during fiscal year ended December 31, 2012. Refer to Item 402(m)(2)(iii) of Regulation S-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Paul Cline, Staff Accountant, at (202) 551-3851 or Gus Rodriguez, Accounting Branch Chief, at (202) 551-3752 if you have questions regarding comments on the financial statements and related matters. Please contact Christopher Dunham, Staff Attorney, at (202) 551-3783 or me at (202) 551-3434 with any other questions.

Sincerely,

/s/ Michael Clampitt

Michael Clampitt
Senior Counsel

cc: Jonathan A. Greene, Esq.